Exhibit 99.1

Inspira™ Technologies Collaborates With Zriha Medical To Launch Cutting-Edge Production Line

Ra’anana, Israel, January 17, 2025 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (“Inspira” or the “Company”), a leader in life-support technology innovation, has announced that the Company is establishing a dedicated production line for a crucial component of its innovative respiratory support system, in collaboration with Zriha Medical Ltd (“Zriha Medical”), a leading international manufacturer specializing in medical device production. The collaboration involves the manufacture of a flow mechanism that will be integrated into Inspira's products for use in the extracorporeal circulation of blood during the oxygenation process.

Zriha Medical's capabilities and precision assembly in clean room environments are particularly well-suited for this collaboration. The establishment of this production line at Zriha Medical's facilities represents a significant step forward in Inspira's strategy. It may enable the Company to scale up production of its innovative respiratory support technologies, potentially accelerating the path to market for its groundbreaking devices while benefiting from Zriha Medical's extensive experience in medical device manufacturing. Zriha Medical, with over 50 years of experience in advanced plastic and silicone injection and metal processing technologies, brings extensive expertise to this collaboration. Zriha Medical’s state-of-the-art clean room facilities and adherence to stringent quality standards, as exhibited by its ISO 13485 certification, make it an ideal producer of critical medical components.

Inspira™ Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the life support and respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA™ ART), a groundbreaking device poised to revolutionize the $19 billion mechanical ventilation market. With 20 million intensive care unit patients with acute respiratory failure each year, many of whom rely on mechanical ventilators, the INSPIRA ART offers a potential alternative by elevating and stabilizing decreasing oxygen saturation levels in minutes without a ventilator, with patients being awake during treatment. The INSPIRA ART is being equipped with a clip-on HYLA™ blood sensor, a real-time continuous blood monitoring technology, aiming to alert physicians of changes in a patient's condition without the need for intermittent actual blood samples, aiming to support physicians in making informed decisions.

In May and July 2024, respectively, the Company’s INSPIRA™ ART100 system has obtained FDA 510(k) clearance for use in CBP procedures, along with the Israeli AMAR certification for both Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures.

The Company’s other products and technologies, including the INSPIRA ART also known as the INSPIRA™ ART500 or Gen 2, the INSPIRA™ Cardi-ART portable modular device, VORTX™ Oxygen Delivery System, and HYLA™ blood sensor, are currently being designed and developed, and have not yet been tested or used in humans nor approved by any regulatory entity.

For more information, please visit our corporate website at https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the belief that Zriha Medical's capabilities and precision assembly in clean room environments are particularly well-suited for this collaboration, that the establishment of this production line at Zriha Medical's facilities represents a significant step forward in Inspira's strategy, that this collaboration may enable the Company to scale up production of its innovative respiratory support technologies, potentially accelerating the path to market for its groundbreaking devices while benefiting from Zriha Medical's extensive experience in medical device manufacturing. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the "SEC"), which is available on the SEC’s website at www.sec.gov.

Contact: Inspira Technologies – Media Relations

Email: info@inspirao2.com

Phone: +972-9-9664485

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